Filed by Noble Energy, Inc. (Commission File No. 001-07964) Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Patina Oil & Gas Corporation (Commission File No. 001-14344) The following is a Noble Energy, Inc. slide presentation first presented on April 4, 2005 at Howard Weil's 33rd Annual Energy Conference:

Howard Weil 33rd Annual Energy Conference April 3 - 7, 2005

Forward-looking Statement This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Noble Energy's and Patina Oil & Gas' current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Risks, uncertainties and assumptions include 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the acquisition; 2) the possibility that problems may arise in successfully integrating the businesses of the two companies; 3) the possibility that the acquisition may involve unexpected costs; 4) the possibility that the combined company may be unable to achieve cost- cutting synergies; 5) the possibility that the businesses may suffer as a result of uncertainty surrounding the acquisition; 6) the possibility that the industry may be subject to future regulatory or legislative actions; 7) the volatility in commodity prices for oil and gas; 8) the presence or recoverability of estimated reserves; 9) the ability to replace reserves; 10) environmental risks; 11) drilling and operating risks; 12) exploration and development risks; 13) competition; 14) the ability of management to execute its plans to meet its goals and other risks that are described in SEC reports filed by Noble Energy and Patina Oil & Gas. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Noble Energy and Patina Oil & Gas. Noble Energy and Patina Oil & Gas assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

Additional Information About The Merger And Where To Find It In connection with the proposed merger (the "Merger"), Noble Energy and Patina Oil & Gas filed with the SEC on January 25, 2005, a joint proxy statement/prospectus on Form S-4 that contains important information about the Merger. An amendment to the joint proxy statement/prospectus was filled with the SEC on March 14, 2005. These materials are not yet final and will be further amended. Investors and security holders of Noble Energy and Patina Oil & Gas are urged to read the joint proxy statement/prospectus as amended, and any other relevant materials filed by Noble Energy or Patina Oil & Gas because they contain, or will contain, important information about Noble Energy, Patina and the Merger. The preliminary materials filed on January 25, 2005 and March 14, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Noble Energy or Patina Oil & Gas with the SEC, may be obtained for free at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by Noble Energy may be obtained free of charge from Noble Energy's website at www.nobleenergyinc.com. The documents filed with the SEC by Patina Oil & Gas may be obtained free of charge from Patina Oil & Gas' website at www.patinaoil.com. Noble Energy, Patina Oil & Gas and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Noble Energy and Patina Oil & Gas in favor of the acquisition. Information about the executive officers and directors of Noble Energy and their ownership of Noble Energy common stock is set forth in the proxy statement for Noble Energy's 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2004. Information about the executive officers and directors of Patina Oil & Gas and their ownership of Patina Oil & Gas common stock is set forth in the proxy statement for Patina Oil & Gas' 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Noble Energy, Patina Oil & Gas and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available. These materials do not constitute an offer to sell or solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

Noble Energy Rebuilt For Long-term Value Creation Business Development Added Domestic Asset Sales China and Israel Completed Deepwater Discovery at Lorien 2003 Strong Production Growth With Domestic Stabilized Three Deepwater Developments EG Phase 2A Completed Cost Structure Improving Domestic Enhanced With Patina 2004 Corporate Structure and Processes Portfolio Assessment International Growth Agenda EG Methanol Completed Israel Sanctioned 2001 Capital Reallocation Shelf Capital Cut Gulf Coast Onshore Enhanced New Organizational Structure Rebuild Exploration Process Ecuador Completed 2002

Creating A Highly Profitable Business Model Production Increase 2002 2003 2004 Discretionary Cash Flow Increase* 2002 2003 2004 [1] NBL Rank 13 of 17 [2] NBL Rank 4 of 17 [3] NBL Rank 2 of 16 Peer Average * Non-GAAP Measure, see appendix

Significant Progress Towards Long-term Goals Total NBL Unit Costs Decline, While Peer Unit Costs Increase Five Non-core/Higher Operating Cost Asset Packages Identified and Sold Cost Management ? NBL's Long-term Corporate Objectives Achievements Establish Organic Growth Platform Strategic Acquisitions Major International Developments Online, Driving Visible Production Growth Through 2008 Recent Deepwater Discoveries and Associated Development Opportunities Anchor U.S. Growth Announced Acquisition of Patina Oil & Gas Adding Long-lived Domestic Natural Gas Growth ? ?

Why Patina Oil & Gas? Grow Domestic Position in Key Basins Long-lived Onshore Deepwater Complement International Production Growth Balance Risk From Exploration Generate Competitive Risk-weighted Returns Reduce Dependence on Gulf of Mexico Shelf High-quality, Multi-year, Low-risk Inventory Balances Risk Profile of Reserve Base Increases Domestic Onshore Reserves to 45 Percent of Total Reserves From 15 Percent Increases Domestic Exploitation Extends Domestic Reserve Life Taps into One of the Stronger Near-term Organic Growth Profiles in the Sector Establishes New Core Areas with Platform for Further Regional Consolidation Allows Application of POG's Technological Expertise to NBL's Existing Onshore Tight Gas Operations Provides NBL with an Opportunity to Further High Grade Asset Base NBL's Articulated Strategic Objectives A Combination with POG Would Address Many of These Objectives

An Outstanding Combination of Assets Balanced Domestic and International Portfolio * Reserves YE 2004 Production FY 2004 Equatorial Guinea* Reserves 262 MMBoe Production 18 MBoepd Argentina* Reserves 10 MMBoe Production 3 MBoepd Ecuador* Reserves 20 MMBoe Production 3 MBoepd Israel* Reserves 70 MMBoe Production 8 MBoepd North Sea* Reserves 11 MMBoe Production 9 MBoepd China* Reserves 11 MMBoe Production 4 MBoepd Gulf of Mexico* Reserves 71 MMBoe Production 38 MBoepd Onshore US Pro Forma* Reserves 340 MMBoe Production 78 MBoepd DOMESTIC INTL Pie Chart 52 48 International 48% Domestic 52% Total Reserves: 795 MMBoe Pro Forma YE 2004

GOM DOMESTIC ONSHORE EG ISRAEL NORTH SEA OTHER INTL Pie Chart 35 23 17 7 8 10 Increased Domestic Onshore Contribution More Stable, Longer-lived Production GOM DOMESTIC ONSHORE EG ISRAEL NORTH SEA OTHER INTL Pie Chart 23 49 11 5 5 7 GOM 35% North Sea 8% Domestic Onshore 23% Other Int'l 10% Israel 7% EG 17% GOM 23% North Sea 5% Domestic Onshore 49% Other Int'l 7% Israel 5% EG 11% 107 MBoepd 161 MBoepd NBL Production FY 2004 Pro Forma FY 2004

Capital Expenditures Reflect A More Balanced Company with Greater Diversity Opportunities GOM Deepwater GOM Shelf International Patina Onshore Corp/Other Pie Chart 20 10 22 29 17 2 GOM Deepwater GOM Shelf International Onshore Corp/Other Pie Chart 6.1 16.5 59.1 17.3 1.1 GOM Shelf 10% GOM Deepwater 20% NBL Onshore 17% POG Onshore 29% International 22% GOM Deepwater 6% Onshore 17% GOM Shelf 17% International 59% 2003 NBL Only $545 MM 2005 Pro Forma $1,035MM

POG Adds Significant Assets in Key Growth Basins NBL POG - Wattenberg 157 MMBoe Proved (2004) 72% Natural Gas 120 MMBoe Probable & Possible 8,700+ Projects POG - Mid-Continent 81 MMBoe Proved (2004) 64% Natural Gas 35 MMBoe Probable & Possible 800+ Projects POG - San Juan 16 MMBoe Proved (2004) 98% Natural Gas 22 MMBoe Probable & Possible 500+ Projects POG - Central 15 MMBoe Proved (2004) 5% Natural Gas 4 MMBoe Probable & Possible 300 Projects San Juan 16 MMBoe Proved (2004) 98% Natural Gas 22 MMBoe Probable & Possible 500+ Projects Wattenberg 157 MMBoe Proved (2004) 72% Natural Gas 120 MMBoe Probable & Possible 8,700+ Projects Central 15 MMBoe Proved (2004) 5% Natural Gas 4 MMBoe Probable & Possible 300 Projects Mid-Continent 81 MMBoe Proved (2004) 64% Natural Gas 35 MMBoe Probable & Possible 800+ Projects

POG Adds Significant Assets in Key Growth Basins NBL POG - Wattenberg 157 MMBoe Proved (2004) 72% Natural Gas 120 MMBoe Probable & Possible 8,700+ Projects POG - Mid-Continent 81 MMBoe Proved (2004) 64% Natural Gas 35 MMBoe Probable & Possible 800+ Projects POG - San Juan 16 MMBoe Proved (2004) 98% Natural Gas 22 MMBoe Probable & Possible 500+ Projects POG - Central 15 MMBoe Proved (2004) 5% Natural Gas 4 MMBoe Probable & Possible 300 Projects Siberia Ridge Field 8 - 10 Well Drilling Program Additional Infill Drilling Potential Bowdoin Field 25 Well Drilling Program Niobrara Trend 235 Well Infill Drilling Program Caspiana Field (Hosston / Cotton Valley) 5 - 7 Well Drilling Program Additional Infill Drilling Potential Gulf Coast Region 38 Drilling Well Program Wind River Testing 27,000 Acre Position Piceance Drilling 32 Wells on 6,500 Acres

Deep Gulf Coast / Shelf Exploration 2005 Prospects Contain Significant Upside Drilling Candidates Prospects Development Core Focus Area

Viosca Knoll Area Tomcat MO 942/943/987 P75 - P25: 28 - 94 Bcfe Cadillac VK 251 P75 - P25: 103 - 541 Bcfe Strike Eagle VK 157/158 P75 - P25: 10 - 30 Bcfe Voodoo VK 341 P75 - P25: 14 - 51 Bcfe Warthog VK 4/65 P75 - P25: 14- 47 Bcfe Hornet Lightning 2005 Drilling NBL Prospects NBL Leases VK 113 P75 - P25: 5 - 8 Bcfe 15

Active Deepwater Exploration Portfolio Two Focus Areas - Green Canyon and Mississippi Canyon / Atwater Fold Belt Drilling Candidates Producing Development Core Focus Area Active Prospects

Deepwater Development Timeline


Project / Phase
2004
2005
2006
2Q 3Q 4Q
1Q 2Q 3Q 4Q
1Q 2Q 3Q 4Q
Swordfish Project
Drill and Complete
Complete Well 2 and 3
Fabrication / Installation
Initial Production
IP: 10,000 Boepd net
Lorien Project
Appraisal and Drilling
Drill Well 2 and Completions
Fabrication / Installation
Initial Production
IP: 12,000 Boepd net
Ticonderoga Project
Appraisal and Drilling
Complete 2 Wells
Fabrication / Installation
Initial Production
IP: 12,000 Boepd net

17

Deepwater Production To Grow Rapidly 2004 2005E 2006E 2007E Base 7.5 5.5 2.9 1.8 Swordfish 0 5.4 7.9 5.7 Lorien 0 1.3 10 10 Ticonderoga 0 0 5.9 9.9 Total 7.5 12.3 31.8 29

Rapid International Growth Continues 2000 2001 2002 2003 2004 East 11.5 19.4 26.3 32.6 44.7 1999 2000 2001 2002 2003 2004 Year End Proved Reserves Annual Average Production

Natural Gas Sales Underway in Israel
Significant Future Growth Potential

- Current Annual Sales of 150+ MMcfpd, Gross
- Facilities Capacity 600 MMcfpd
- IEC Contract 630 Bcf (170 MMcfpd)
  - Ashdod (Current) 270 MMcfpd Peak Demand
  - Tel Aviv (2005) 95 MMcfpd Peak Demand
- Low Cost Production
  - ~$.50/Mcf DD&A
  - ~$.31/Mcf Operating Costs
- New and Potential Customers
  - Bazan Refinery Contract
  - Delek IPP Ashkelon*
  - Dorad IPP 800 MW*
  - AIPM Paper Mill*
  - Solbar Cogen Ashdod
- Over 1 Tcf Resources (NBL WI: 47 Percent)


Mediterranean Sea
Haifa
Hagit
Alon Tavor
Tel Aviv
Gezer
Noa
Ashdod
Jerusalem
Zafit
Mari-B
Ashkelon
R. Hovav
Dead Sea Works
Israel
Egypt
0
20MI
40MI
Completed Pipeline
2005 Pipeline
2006 - 2007 Pipeline
2007 + Pipeline
N
Source: Israel Electric Corporation 03-2005

* Preliminary Term Sheet Signed

20

Ecuador Natural Gas To Power Project 130 MW Capacity Low Cost Thermal Generator Growing Power Market 2004 Net Project Cash Flow* $30.4MM Total Cash Flow $3.99 Per Mcfe Improved Operating Margins Future Potential Combined Cycle Third Turbine Exploration * Non-GAAP measure, see appendix

Equatorial Guinea Building a Solid Position NBL Has an Interest in Three Blocks Covering Over 930,000 Acres 2004 Net Cash Flow* Field Operations: $107.0MM Methanol: $82.5MM $4.93 per Mcfe New Exploration Block "O" Drilling Commences 2H05 One Well Previously Drilled Block "I" Never Drilled * Non-GAAP measure, see appendix

Production Continues to Grow in Equatorial Guinea Phase 2A at Full Production Phase 2B Production Expected 2Q05 Natural Gas Sales to Regional LNG Plant Expected in 2008 260 MMBoe Net Proved Reserves Gas Oil 1998 0.44 2.55 1999 0.46 2.56 2000 0.43 2.5 2001 4.08 4.62 2002 5.73 5.26 2003 6.65 6.38 2004 7.65 10.11 2005E 7.9 15.79 Phase 2A and 2B Phase 1 and Methanol

North Sea Important Producing Area With Growth Potential 2004 North Sea Net Cash Flow* $89.7MM Dumbarton Development Status Sanction in 2Q05 First Production 3Q06 P50 Resources: 40 MMBoe NBL WI: 30 Percent * Non-GAAP measure, see appendix Dumbarton

Existing Platform A Additional Water Injection Power Generator Two 12 Slot Wellbays New 12 Slot Wellbay New 12 Slot Wellbay New Bridge Connected Structure for LQ Living Quarters Expanded Living Quarters China An Expanded Development Plan for Bohai Bay 2004 Drilling Increased Production 9,000 Bopd (Gross) Maximum Utilization of Facilities NBL WI: 57 Percent Original and 2004 Programs Confirmed Presence of Additional Reservoirs Developing Multi-year Expansion Plan Double Well Capacity Expand Facilities Long-term Growth Potential Reserves Production

Accelerating Progress Toward Long-term Goals Major International Projects Have Created Legacy Portfolio Long-lived and Low Cost Growth Continuing From Existing Assets Leveraging Unique Expertise to Acquire New Opportunities Domestic Is Dramatically Improving Deepwater Growing Rapidly Growth Less Dependent on Exploration POG Assets Add Large Exploitation Inventory Domestic Cost Structure Improving Substantial Free Cash Flow to Exploit New Opportunities and Reduce Debt A Stronger and More Balanced Company

Appendix

D-J Basin - The Wattenberg Field A New Core Area with Running Room Wattenberg Field One of Ten Largest Natural Gas Fields in US Over 500 MMBoe of Cumulative Production POG Currently Largest Operator in Field Stable, Predictable, Long-lived Production Resources - 2004 157 MMBoe of Proven Reserves 72 Percent Natural Gas 120 MMBoe Probable/Possible Production - 2004 33 MBoepd 13 Year Reserve Life Control NBL Average WI: 94 Percent 99 Percent Operated Leasehold - 220,000 Net Acres D-J Basin Wattenberg Field Siberia Ridge Field Wind River Piceance Niobrara Trend NBL POG A - 1

Mid-Continent Area A Platform for Substantial Growth Growing Natural Gas Position in Anadarko Basin Stable Oil Production in Ardmore- Marietta Basin Resources - 2004 81 MMBoe of Proven Reserves 64 Percent Natural Gas 35 MMBoe Probable/Possible Production - 2004 15 MBoepd 15 Year Reserve Life 87 Percent Operated Leasehold - 180,000 Net Acres Mid-Continent A - 2

San Juan Basin Establishing A Platform for Growth Resources - 2004 16 MMBoe of Proven Reserves 98 Percent Natural Gas 22 MMBoe Probable/Possible Production - 2004 2 MBoepd 26 Year Reserve Life Control NBL Average WI: 78 Percent 98 Percent Operated Leasehold - 20,700 Net Acres San Juan Basin A - 3

Net Income $ 328.7 78.0 $ 17.7 DD&A 308.9 309.3 236.9 Power Project DD&A 19.6 27.1 8.5 Crude Oil and Natural Gas Exploration 117.0 148.8 150.7 Capitalized Interest (13.4) (14.1) (16.3) Undistributed (Earnings)/Loss From Unconsol. Subs. (69.1) (40.6) (9.5) Distribution from Unconsol. Subs. 66.4 46.1 23.2 DD&A - Discontinued Operations - 28.8 48.4 Impairment of Operating Assets 9.9 31.9 - Change in Accounting Principle, Net of Tax - 5.8 - Deferred Income Tax Provision (Benefit) 25.5 (34.9) 17.3 Accretion of Asset Retirement Obligation 9.4 9.3 - Other 6.2 43.2 - Discretionary Cash Flow $ 808.9 $ 638.9 $ 476.8 Adjustments to Reconcile: Working Capital (32.7) (24.9) 58.9 Cash Exploration Costs 51.5 (51.8) (48.1) Capitalized Interest (13.4) 14.1 16.3 Deferred Tax, Misc. Credits and Other (37.8) 26.5 0.4 Net Cash Provided By Operating Activities $ 700.3 $ 602.8 $ 504.3 Disclosure & Reconciliation of Non-GAAP Measures Discretionary Cash Flow A - 4 2004 2003 2002 (Millions of Dollars)

(1) Discretionary cash flow is a forward-looking non-GAAP financial measure. The GAAP measure most comparable to discretionary cash flow is net cash provided by operating activities (net operating cash). Net operating cash is not accessible on a forward-looking basis and reconciling information is not available without unreasonable effort. The reconciling information that is unavailable would include a forward-looking balance sheet prepared in accordance with GAAP. The probable significance of having a forward-looking GAAP balance sheet is estimated to be a variance of plus or minus 10 percent of the forward-looking discretionary cash flow in this presentation. The table above reconciles cash flow to net cash flow provided by operating activities. While discretionary cash flow is not a GAAP measure of financial performance, management believes it is a good tool for internal use and the investment community in evaluating the company's overall financial performance. Among management, professional research analysts, portfolio managers and investors following the crude oil and natural gas industry, discretionary cash flow is broadly used as an indicator of a company's ability to fund exploration and production activities and meet financial obligations. Discretionary cash flow is also commonly used as a basis to value and compare companies in the crude oil and natural gas industry. Disclosure & Reconciliation of Non-GAAP Measures Discretionary Cash Flow A - 5

Cash Flow From Power Operations* $ 30.3 Less: DD&A - Plant 4.2 DD&A - Field 15.3 Operating Income $ 10.8 * The table above reconciles cash flow from power operations to operating income. While cash flow from operations is not a GAAP measure of financial performance, management believes it is a good tool for internal use and the investment community in evaluating the company's overall financial performance. Among management, professional research analysts, portfolio managers and investors, cash flow from operations is broadly used as an indicator of a company's ability to fund business activities and meet financial obligations. Cash flow from operations is also commonly used as a basis to value and compare companies. Disclosure & Reconciliation of Non-GAAP Measures Cash Flow From Power Operations - Ecuador A - 6 2004 ($MM)

Cash Flow From Methanol Operations* $ 82.5 $ 107.0 Less: DD&A 9.2 14.7 Natural Gas Sales 4.2 (4.2) Income from Unconsol. Subs. - (69.1) Operating Income $ 69.1 $ 165.6 * The table above reconciles cash flow from methanol operations to operating income. While cash flow from operations is not a GAAP measure of financial performance, management believes it is a good tool for internal use and the investment community in evaluating the company's overall financial performance. Among management, professional research analysts, portfolio managers and investors, cash flow from operations is broadly used as an indicator of a company's ability to fund business activities and meet financial obligations. Cash flow from operations is also commonly used as a basis to value and compare companies. Disclosure & Reconciliation of Non-GAAP Measures Cash Flow - Equatorial Guinea A - 7 Field Operations ($MM) Methanol Operations ($MM)

Cash Flow From North Sea Operations* $ 89.7 Less DD&A and Accretion of Asset Retirement Obligation 19.4 Operating Income $ 70.3 * The table above reconciles cash flow from North Sea operations to operating income. While cash flow from operations is not a GAAP measure of financial performance, management believes it is a good tool for internal use and the investment community in evaluating the company's overall financial performance. Among management, professional research analysts, portfolio managers and investors, cash flow from operations is broadly used as an indicator of a company's ability to fund business activities and meet financial obligations. Cash flow from operations is also commonly used as a basis to value and compare companies. Disclosure & Reconciliation of Non-GAAP Measures Cash Flow From North Sea Operations A - 8 2004 ($MM)

Hedge Positions - Crude Oil 1Q05 2-way Collar 15,788 WTI 30.68 - 40.47 2Q05 2-way Collar 15,250 WTI 30.67 - 38.95 3Q05 2-way Collar 15,745 WTI 31.38 - 42.11 4Q05 2-way Collar 15,295 WTI 30.67 - 42.18 1Q05 2-way Collar 5,000 Brent 37.50 - 50.50 2Q05 2-way Collar 5,000 Brent 32.50 - 56.50 3Q05 2-way Collar 5,000 Brent 32.50 - 52.80 4Q05 2-way Collar 5,000 Brent 32.50 - 49.50 May-Dec 2005 Swaps 13,100 Brent 39.62 1Q06 2-way Collar 3,966 WTI 29.00 - 35.50 2Q06 2-way Collar 3,558 WTI 29.00 - 34.30 FY 2006 Swaps 16,600 WTI 40.47 FY 2007 Swaps 17,100 WTI 39.19 FY 2008 Swaps 16,500 WTI 38.23 Production Instrument Volumes Avg. Price Period Type (Bpd) Index ($ Per Bbl) A - 9

Hedge Positions - Natural Gas 1Q05 2-way Collar 95,000 5.24 - 8.57 2Q05 2-way Collar 75,000 5.00 - 7.46 3Q05 2-way Collar 75,000 5.00 - 7.38 4Q05 2-way Collar 75,000 5.00 - 7.66 May-Dec 2005 Swaps 130,000 6.76 1Q06 2-way Collar 15,000 5.00 - 8.00 FY 2006 Swaps 170,000 6.49 FY 2007 Swaps 170,000 6.04 FY 2008 Swaps 170,000 5.67 Production Instrument Volumes Avg. Price* Period Type (Mcfpd) ($ Per MMBTU) A - 10